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                                                         Gregory G. Johnson
                                                         Partner
                                                         Direct: 816-374-3227
                                                         ggjohnson@bryancave.com


December 28, 2005


Securities and Exchange Commission
Attn:  John Cash
Accounting Branch Chief
100 F Street, NE
Washington, DC 20549


RE:      Compass Minerals Group, Inc.

                  Form 10-K for the fiscal year ended December 31, 2004

                  Form 10-Q for the quarter ended September 30, 2005

                           File No. 333-82700

Dear Mr. Cash:

This letter is to follow up on our letter to you dated December 12, 2005 and to formally respond to your letter dated December 2, 2005 to our client, Compass Minerals Group, Inc. ("CMG"), regarding Staff comments to CMG's Form 10-K for fiscal 2004 and Form 10-Q for the period ended September 30, 2005. In your December 2, 2005 letter the Staff expresses certain comments to be considered for CMG's future filings with the Commission.

As discussed in our December 12, 2005 letter, we now wish to inform you that CMG has recently completed a tender offer for its publicly held debt securities, amended its indenture for such securities to delete Commission filing obligations, and has filed a Form 15 to deregister such securities under the Securities Exchange Act of 1934. Therefore, CMG does not anticipate that it will make any future filings with the Commission. As such, per our conversation with Anne McConnell we trust that no substantive response by CMG to your December 2, 2005 letter is necessary.

Very truly yours,


/s/  Gregory G. Johnson


Gregory G. Johnson


GGJ:mb


cc:      Marie Trimeloni, Staff Accountant

         Anne McConnell, Review Accountant

         Rodney L. Underdown, Compass Minerals Group, Inc.